Direct Dial + 1 212 819 7848   Facsimile + 1 212 354 8113   bryan.luchs@whitecase.com

December 9, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: David L. Orlic, Esq.

Special Counsel
Office of Mergers and Acquisitions

Re:                             GFI Group Inc.
Amendment No. 1 to Schedule 14D-9 filed on November 24, 2014
SEC File No. 005-80318

Dear Mr. Orlic:

On behalf of GFI Group Inc., a Delaware corporation (the “Company”), we have set forth below the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 25, 2014, to Christopher D’Antuono, General Counsel of the Company (the “Comment Letter”), with respect to Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on November 24, 2014.

This letter and the Company’s Amendment No. 4 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today.

The heading and numbered paragraph below correspond to the heading and numbered paragraph set forth in the Comment Letter.

General

1.                                      We note your response to prior comment 1 and revised disclosure that the Special Committee and the Board considered the Greenhill presentation as a countervailing factor and risk of rejecting the tender offer. Please advise how you concluded that you have complied with Items 1012(b) and 1011(c) of Regulation M-A without addressing the material elements of the Greenhill presentation in your disclosure, and provide us with a copy of the presentation as supplemental information.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation — Reasons for Recommendations of the Special Committee and the Board — Other factors” on page 4 of the Schedule 14D-9 Amendment.  Also in response to the Staff’s comment, counsel for Greenhill & Co., LLC (“Greenhill”) is providing to the Staff, under separate cover and on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended, copies of the final written materials of its presentation.  In accordance with such Rules, counsel for Greenhill has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Greenhill also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

*              *              *

If you have any questions or if the Staff has further comments, please call Bryan J. Luchs (tel: 212-819-7848) or Morton A. Pierce (tel: 212-819-7900) of White & Case LLP.

Sincerely,

/s/ Bryan J. Luchs

Bryan J. Luchs

cc:                                GFI Group Inc.

Christopher D’Antuono, Esq.